APTORUM GROUP LIMITED

17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

September 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Science

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Aptorum Group Limited
Registration Statement on Form F-1
Filed September 11, 2020
File No. 333-248743

Dear Sir and Madam:

Earlier today, September 29, 2020, Aptorum Group Limited requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at noon today, Tuesday, September 29, 2020, or as soon as thereafter practicable. We hereby withdraw our request until further notice.

We thank the Staff for your review of the foregoing. If you have any further concerns, we ask that you forward them by electronic mail to our counsel, Louis Taubman at ltaubman@htflawyers.com or by telephone at (917) 512-0827.

/s/ Ian Huen
Ian Huen CEO

cc:	Louis Taubman

Hunter Taubman Fischer& Li LLC